

Mail Stop 3030

December 10, 2008

Mr. John Humphrey
Chief Financial Officer
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, FL 34240

      Re: Roper Industries, Inc.
              Form 10-K for the Year Ended December 31, 2007
              File No. 001-12273

Dear Mr. Humphrey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief